PLATINUM GROUP METALS LTD.

328 – 550 Burrard Street
Vancouver, British Columbia

CANADA V6C 2B5

ANNUAL GENERAL MEETING	Notice of Annual General Meeting of Shareholders Management Information Circular

Place:	328 – 550 Burrard Street Vancouver, British Columbia V6C 2B5

Time:	2:00 p.m. (Vancouver time)

Date:	Tuesday, January 10, 2006

PLATINUM GROUP METALS LTD.

CORPORATE DATA

Head Office

328 – 550 Burrard Street

Vancouver, British Columbia

CANADA  V6C 2B5

Directors and Officers

R. Michael Jones – Chairman, President, Chief Executive Officer & Director

Frank R. Hallam – Chief Financial Officer & Director

Barry W. Smee – Secretary & Director

Iain D.C. McLean – Director

Eric H. Carlson– Director

Registrar and Transfer Agent

Pacific Corporate Trust Company

10th Floor, 625 Howe Street

Vancouver, British Columbia

CANADA V6C 3B8

Legal Counsel

Gowling Lafleur Henderson LLP

2300 – 1055 Dunsmuir Street

Vancouver, British Columbia

CANADA V7X 1J1

Auditor Deloitte & Touche LLP 2800 – 1055 Dunsmuir Street Vancouver, British Columbia CANADA V7X 1P4 Stock Exchange Listing Toronto Stock Exchange Symbol “PTM” OTC Bulletin Board Symbol “PTMQF”

PLATINUM GROUP METALS LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders of Platinum Group Metals Ltd. (the “Company”) will be held at the offices of the Company at 328 – 550 Burrard Street, Vancouver,  British Columbia, V6C 2B5, on Tuesday, the 10th day of January, 2006 at the hour of 2:00 p.m. (local time), for the following purposes:

1.

To receive the Annual Report;

2.

To receive the audited consolidated financial statements of the Company for the fiscal year ended August 31, 2005 (with comparative statements relating to the preceding fiscal year) together with the report of the auditors thereon;

3.

To fix the number of directors at five;

4.

To elect directors;

5.

To appoint the auditors;

6.

To consider and, if thought fit, to approve, subject to regulatory approval, an amendment to the Company’s incentive stock option plan; and

7.

To transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

Accompanying this Notice is the Annual Report referred to in item 1 above, as well as the audited financial statements and notes thereto for the financial year ended August 31, 2005, a Management Information Circular, a form of proxy, an annual request form and an information reply card. The accompanying Management Information Circular provides information relating to the matters to be addressed at the meeting and is incorporated into this Notice.

Shareholders are entitled to vote at the Meeting either in person or by proxy in accordance with the procedures described in the Management Information Circular accompanying this Notice. Those who are unable to attend the meeting are requested to read, complete, sign and mail the enclosed form of proxy in accordance with the instructions set out in the proxy and in the Management Information Circular accompanying this Notice. Please advise the Company of any change in your mailing address.

DATED at Vancouver, British Columbia, this 24th day of November, 2005.

BY ORDER OF THE BOARD

(signed) “R. Michael Jones”

Chairman, President, Chief Executive Officer & Director

PLATINUM GROUP METALS LTD.

MANAGEMENT INFORMATION CIRCULAR
(Containing information as at November 24, 2005 unless indicated otherwise)

SOLICITATION OF PROXIES

This Management Information Circular (“Information Circular”) is furnished in connection with the solicitation of proxies by the management of Platinum Group Metals Ltd. (the “Company”) for use at the Annual General Meeting of shareholders of the Company (and any adjournment thereof) to be held at 2:00 p.m. (Vancouver time) on Tuesday, January 10, 2006 (the “Meeting”) at the place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the regular employees of the Company at nominal cost. All costs of solicitation by management will be borne by the Company.

The contents and the sending of this Information Circular have been approved by the directors of the Company.

APPOINTMENT OF PROXYHOLDER

The individuals named as proxyholder in the accompanying form of proxy are the Chief Executive Officer and Chief Financial Officer, respectively, of the Company. A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY STROKING OUT THE NAMES OF THOSE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY AND INSERTING THE DESIRED PERSON’S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY. A proxy will not be valid unless the completed form of proxy is received by PACIFIC CORPORATE TRUST COMPANY of 10th Floor, 625 Howe Street, Vancouver, British Columbia, CANADA, V6C 3B8 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof. Proxies delivered after that time will not be accepted.

REVOCATION OF PROXIES

A shareholder who has given a proxy may revoke it by an instrument in writing executed by the shareholder or by his attorney duly authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered to the registered office of the Company, at Suite 2300, 1055 Dunsmuir Street, Vancouver, British Columbia, V7X 1J1 (Attention: Lawrence W. Talbot) at any time up to and including the last business day preceding the day of the Meeting, or if adjourned, any reconvening thereof, or to the Chairman of the Meeting on the day of the meeting or, if adjourned, any reconvening thereof, or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

INFORMATION FOR NON-REGISTERED SHAREHOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are “non-registered” shareholders because the shares they own are not registered in their names but are instead registered in the names of a brokerage firm, bank or other intermediary or in the name of a clearing agency. Shareholders who do not hold their shares in their own name (referred to herein as “Beneficial Shareholders”) should note that only registered shareholders may vote at the Meeting. If common shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those common shares will not be registered in such shareholder’s name on the records of the Company. Such common shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities, which acts as nominee for many Canadian brokerage firms). Common shares held by brokers (or their agents or nominees) on behalf of a broker’s client can only be voted (for or against resolutions) at the direction of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the brokers’ clients. Therefore, each

Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

Existing regulatory policy requires brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting. Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided by the Company to the registered shareholders. However, its purpose is limited to instructing the registered shareholder (ie. the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications Services (“ADP”). ADP typically prepares a machine-readable voting instruction form, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the forms to ADP, or otherwise communicate voting instructions to ADP (by way of the internet or telephone, for example). ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting. A Beneficial Shareholder who receives an ADP voting instruction form cannot use that form to vote common shares directly at the Meeting. The voting instruction form must be returned to ADP (or instructions respecting the voting of common shares must be communicated to ADP) well in advance of the Meeting in order to have the common shares voted.

This Information Circular and accompanying materials are being sent to both registered shareholders and Beneficial Shareholders. Beneficial Shareholders fall into two categories – those who object to their identity being known to the issuers of securities which they own (“Objecting Beneficial Owners”, or “OBOs”) and those who do not object to their identity being made known to the issuers of the securities they own (“Non-Objecting Beneficial Owners”, or “NOBOs”). Subject to the provisions of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), issuers may request and obtain a list of their NOBOs from intermediaries via their transfer agents. If you are a Beneficial Shareholder, and the Company or its agent has sent these materials directly to you, your name, address and information about your holdings of common shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding the common shares on your behalf.

The Company’s OBOs can expect to be contacted by ADP or their brokers or their broker’s agents as set out above.

Although Beneficial Shareholders may not be recognized directly at the Meeting for the purposes of voting common shares registered in the name of his broker, a Beneficial Shareholder may attend the Meeting as proxyholder for the registered shareholder and vote the common shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their common shares as proxyholder for the registered shareholder should enter their own names in the blank space on the proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker.

All references to shareholders in this Information Circular and the accompanying form of Proxy and Notice of Meeting are to registered shareholders of record unless specifically stated otherwise.

VOTING OF PROXIES

The shares represented by a properly executed proxy in favour of persons designated as proxyholders in the enclosed form of proxy will:

(a)

be voted or withheld from voting in accordance with the instructions of the person appointing the proxyholder on any ballot that may be called for; and

(b)

where a choice with respect to any matter to be acted upon has been specified in the form of proxy, be voted in accordance with the specification made in such proxy.

SUCH SHARES WILL BE VOTED IN FAVOUR OF EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED OR WHERE BOTH CHOICES HAVE BEEN SPECIFIED BY THE SHAREHOLDER.

The enclosed form of proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the person appointed proxyholder thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated by management as proxyholders in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business. At the time of the printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Authorized Capital:

unlimited common shares without par value

Issued and Outstanding:

45,398,527 common shares without par value as at November 24, 2005.

Only shareholders of record holding common shares at the close of business on November 24, 2005, (the “Record Date”) who either personally attend the Meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their shares voted at the Meeting.

On a show of hands, every individual who is present and is entitled to vote as a shareholder or as a representative of one or more corporate shareholders, or who is holding a valid proxy on behalf of a shareholder who is not present at the Meeting, will have one vote, and on a poll every shareholder present in person or represented by a valid proxy and every person who is a representative of one or more corporate shareholders, will have one vote for each share registered in that shareholder’s name on the list of shareholders, which is available for inspection during normal business hours at Pacific Corporate Trust Company of Canada and will be available at the Meeting. Shareholders represented by proxyholders are not entitled to vote on a show of hands.

To the knowledge of the directors and senior officers of the Company, there are no persons or companies who beneficially own, directly or indirectly, or exercise control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company.

ELECTION OF DIRECTORS

The Board of Directors presently consists of five directors and it is proposed to fix the number of directors at five and to elect five directors for the ensuing year.

The term of office of each of the present directors expires at the Meeting. The persons named below will be presented for election at the Meeting as management’s nominees and the persons named by management as proxyholders in the accompanying form of proxy intend to vote for the election of these nominees. Management does not contemplate that any of these nominees will be unable to serve as directors. Each director elected will hold office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company or the provisions of the Business Corporations Act (British Columbia).

The following table and notes thereto sets out the name of each person proposed to be nominated by management for election as a director, his province and country of residence, all offices of the Company now held by him, his principal occupation, the period of time for which he has been a director of the Company, and the number of shares of the Company beneficially owned by him, directly or indirectly, or over which he exercises control or direction, as at November 24, 2005:

Name, Position and Province or State, and Country of Residence(1)	Principal Occupation and Occupation During the Past 5 Years(1)	Previous Service as a Director	Number of Shares beneficially owned, directly or indirectly, or controlled or directed(2)
R. MICHAEL JONES Chairman, President, Chief Executive Officer and Director British Columbia, Canada	Chairman, President, and Chief Executive Officer of the Company and a predecessor company from 2000 to present.	Feb. 18, 2002(3)	1,405,565(4)
FRANK HALLAM(5) Chief Financial Officer and Director British Columbia, Canada	Chartered Accountant since 1993; Chief Financial Officer of the Company and the founder of a predecessor company from 1983 to present.	Feb. 18, 2002(5)	823,514
BARRY W. SMEE(6)(7) Secretary and Director British Columbia, Canada	President of Smee & Associates, a private consulting, geological and geochemistry company, since 1990.	Feb. 18, 2002(3)	46,500
IAIN D.C. MCLEAN(6)(7) Director British Columbia, Canada	Chief Executive Officer of Municipal Software Corporation of Canada, a software development company based in Victoria BC. Former Vice President and General Manager of Total Care Technologies, a division of Ad Opt Technologies Inc, a medical software development company.	Feb. 18, 2002(8)	138,839
ERIC CARLSON(6) Director British Columbia, Canada

Chartered Accountant since 1985; President and Chief Executive Officer of Anthem Properties Corp., an investment group specializing in the acquisition and management of residential and office properties in Canada and the United States, since July 1994.

		Feb. 22, 2005	60,800(9)

NOTES:

(1)

The information as to the municipality of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors individually.

(2)

The information as to shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective directors individually.

(3)

Served as a director of one of the Company’s predecessors from  February 24, 2000 to February 18, 2002.

(4)

Of these shares 988,500 are held by 599143 B.C. Ltd. (a company 50% owned by Mr. Jones and 50% owned by Mr. Jones’ wife).

(5)

Served as a director of one of the Company’s predecessors from March 11, 1983 to February 18, 2002.

(6)

Denotes member of the Audit Committee.

(7)

Denotes member of the Compensation Committee.

(8)

Served as a director of one of the Company’s predecessors from October 9, 2000 to February 18, 2002.

(9)

Of these shares, 33,800 are held by Carmax Enterprises Corporation, a private company owned by Mr. Carlson.

AUDIT COMMITTEE

Under Multilateral Instrument 52-110 – Audit Committees (“MI 52-110”), companies are required to provide certain disclosure with respect to their audit committee, including the text of the audit committee’s charter, the composition of the audit committee and the fees paid to the external auditor. Please refer to the Company’s Annual Information Form dated November 25, 2005 (the “2005 AIF”) with respect to the fiscal year ended August 31, 2005. A copy of the 2005 AIF has been filed on SEDAR (www.sedar.com).

STATEMENT OF EXECUTIVE COMPENSATION

“Named Executive Officers” means the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) of the Company and each of the Company’s three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed fiscal year and whose total salary and bonus exceeded $150,000. In addition, disclosure is also required for any individual whose total salary and bonus during the most recently completed fiscal year exceeded $150,000 whether or not he was an officer at the end of the fiscal year.

The Company’s Named Executive Officers currently are R. Michael Jones, the Chairman, President and CEO of the Company and Frank Hallam, the CFO of the Company.

Summary Compensation Table

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year (1)	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/ SARs granted (#)(2)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	All Other Compen- sation ($)
R. Michael Jones, Chairman, President & CEO	2005 2004 2003	Nil Nil Nil	Nil Nil Nil	$137,794(3) $132,319(3) $132,587(3)	250,000/Nil Nil/Nil Nil/Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Frank R. Hallam, CFO	2005 2004 2003	$113,750 $108,000 $36,000	20,000 Nil Nil	Nil Nil $13,600(4)	226,000/Nil 75,000/Nil Nil/Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

NOTES:

(1)

Fiscal years ended August 31.

(2)

Figures represent options granted during a particular year; see “Aggregate Option” table for the aggregate number of options outstanding at year end.

(3)

These fees were paid to Mr. Jones from April 1, 2005 to August 31, 2005 pursuant to a consulting services agreement dated April 1, 2005 for management and administrative services. Prior to such time, Mr. Jones was paid for such services pursuant to a management services agreement dated February 27, 2001. See “Interest of Informed Persons in Material Transactions”.

(4)

These fees are paid to Mr. Hallam for management and consulting services.

Long Term Incentive Plan Awards

A long term incentive plan (“LTIP”) is any plan providing compensation intended to motivate performance over a period greater than one fiscal year. A LTIP does not include option or stock appreciation rights plans or plans for compensation through shares or units that are subject to restrictions on resale. The Company has not granted any LTIPs during the past fiscal year.

Stock Appreciation Rights

A stock appreciation right (“SAR”) is a right granted by an issuer or any of its subsidiaries as compensation for employment services or office to receive cash or an issue or transfer of securities based wholly or in part on changes in the trading price of the issuer’s shares. No SARs were granted to or exercised by the Named Executive Officers during the recently completed fiscal year ended August 31, 2005.

Option Grants During The Most Recently Completed Fiscal Year

During the fiscal year ended August 31, 2005, the following stock options were granted to the Named Executive Officers:

Name	Securities Under Options Granted	Percentage of Total Options Granted to Employees in Fiscal Year(1)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
R. Michael Jones	250,000	12%	$1.00	0.96 (2)	February 22, 2010
Frank Hallam	226,000	11%	$1.00	0.96(2)	February 22, 2010

NOTES:

(1)

Percentage of all of the Company’s options granted during the fiscal year ended August 31, 2005.

(2)

Market value of the Company’s common shares then listed on the TSX Venture Exchange (“TSXV”) on February 22, 2005, being the date of grant.

Aggregated Option Exercises During the Most Recently Completed Fiscal Year and Fiscal Year-End Option/SAR Values

The following table sets forth details of all stock options exercised by the Named Executive Officers during the fiscal year ended August 31, 2005 and the value of unexercised stock options held by the Named Executive Officers on an aggregated basis as of August 31, 2005:

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at Fiscal Year-End (#)(1) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options/SARs at Fiscal Year-End (#)(1)(2) Exercisable/ Unexercisable
R. Michael Jones	225,000	$135,000	370,000/Nil	$133,500/Nil
Frank Hallam	128,000	$76,800	325,000/Nil	$93,150/Nil

NOTES:

(1)

As freestanding SARs have not been granted, the number of shares relate solely to the Company’s options.

(2)

Calculated using the closing price of common shares of the Company on the Toronto Stock Exchange on August 31, 2005 (being the last day of the Company’s fiscal year end on which such shares traded) of $1.15 per share, less the exercise price of the stock options granted.

Option and SAR Repricings

During the fiscal year ended August 31, 2005, no options held by the Named Executive Officers were repriced. The Company has not granted any freestanding SARs.

Defined Benefit or Actuarial Plan Disclosure

The Company does not have a defined benefit or actuarial plan under which benefits are determined primarily by final compensation (or average final compensation) and years of service of the Company’s officers and key employees. The Company does not provide retirement benefits for directors or executive officers.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company may terminate the consulting services agreement between R. Michael Jones and the Company dated April 1, 2005 on notice without cause upon payment of 3 months’ typical consulting fees and provision of benefits made available to officers of the Company from time to time on terms determined by the Board of Directors for the earlier of 3 months or until Mr. Jones obtains comparable benefits from another source.

Under an employment agreement dated April 1, 2005 between Frank Hallam and the Company, the Company may terminate summarily and without notice, or payment in lieu of notice, severance payments, benefits, damages or any sums whatsoever, in the event that there is just cause for termination of Mr. Hallam’s employment. Mr. Hallam’s employment agreement may be terminated on notice by the Company to Mr. Hallam without cause upon payment to him at termination of 3 months’ base salary and provision of benefits made available to officers of the Company at the discretion of the Board of Directors.

Composition of the Compensation Committee

The Company’s Compensation Committee is comprised of two unrelated directors, Messrs. Smee and McLean. All of the members of the Compensation Committee are directors of the Company.

REPORT ON EXECUTIVE COMPENSATION

The Company’s principal goal is to create value for its shareholders. The Company’s compensation philosophy is based on the objectives of linking the interests of the executive officers with both the short and long-term interests of the Company, of linking executive compensation to the performance of the Company and the individual and of compensating executive officers at a level and in manner that ensures the Company is capable of attracting, motivating and retaining individuals with exceptional executive skills.

The Compensation Committee’s primary responsibility is to make recommendations for approval by the board of directors with respect to the appointment and remuneration of executive officers of the Company. The Committee evaluates the performance of the Company’s senior executive officers, as well as reviews the design and competitiveness of the Company’s compensation plans for all of its employees.

The Compensation Committee believes that it is important to award incentive stock options as part of an overall compensation package intended to engage new employees directly with the aims of shareholders and provide incentive.  It is intended that such options be considered as part of a package in the overall mix of remuneration.  The Compensation Committee has implemented a process of evaluating employees on a regular basis and PTM management is responsible for preparing an individual evaluation process for each employee and then conduct reviews on an annual basis. The evaluation framework is objective where a number of factors are judged for each employee.  The same evaluation parameters are used for each review period.

The Company’s executive compensation program is administered by the Compensation Committee of the board of directors. The Compensation Committee has, as part of its mandate, primary responsibility for making recommendations for approval by the board of directors with respect to the appointment and remuneration of executive officers of the Company. The Committee held 2 meetings during 2005.

Executive Compensation

The executive compensation program is designed to encourage, compensate and reward employees on the basis of individual and corporate performance, both in the short and the long term. Base salaries are competitive with corporations of a comparable size and stage of development within the mineral exploration industry, thereby enabling the Company to compete for and retain executives critical to the Company’s long term success. Incentive compensation is directly tied to corporate and individual performance. Share ownership opportunities are provided to align the interests of executive officers with the longer term interests of shareholders. Compensation for each of the Named Executive Officers consists of a base salary, along with annual incentive compensation in the form of a performance based bonus, and a longer term incentive in the form of stock options.

Base Salary

The Committee approves ranges for base salaries for employees at all levels of the Company based on reviews of market data from peer companies in the mineral exploration industry. The level of base salary for each employee within a specified range is determined by the level of past performance, as well as by the level of responsibility and the importance of the position to the Company.

The Committee has approved agreements with respect to the base payments to be paid to the Chief Executive Officer and Chief Financial Officer. The Committee’s recommendations for such amounts and base salaries are then submitted for approval by the Board of the Company.

Annual Bonus

Senior managers are eligible for annual incentive awards. Corporate performance, as assessed by the board of directors, determines the aggregate amount of bonus to be paid by the Company to all eligible senior managers in respect of a fiscal year.

The aggregate amount of bonuses to be paid will vary with the degree to which targeted corporate performance was achieved for the year. The individual performance factor allows the Company to effectively recognize and reward those individuals whose efforts have assisted the Company to attain its corporate performance objective.

Stock Options

The Stock Option Plan is designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term, to enable the Company to attract and retain individuals with experience and ability, and to reward individuals for current performance and expected future performance. The Committee considers stock option grants when reviewing executive officer compensation packages as a whole.

The Committee has sole discretion to determine the key employees to whom it recommends that grants be made and to determine the terms and conditions of the options forming part of such grants. The Committee approves ranges of stock option grants for each level of executive officer. Individual grants are determined by an assessment of an individual’s current and expected future performance, level of responsibilities and the importance of the position to the Company.

The number of stock options which may be issued under the Stock Option Plan in the aggregate and in respect of any fiscal year is limited under the terms of the Stock Option Plan and cannot be increased without shareholder approval.

The foregoing report has been furnished by the Compensation Committee as of November 22, 2005.

Performance Graph

The following graph compares the yearly percentage change in the Company’s cumulative total shareholder return on common shares of the Company with the cumulative total return of the S&P/TSX Composite Index, assuming reinvestment of dividends, since the date of public trading (being February 18, 2002) until the fiscal year ended August 31, 2005.

Comparison of Cumulative Total Shareholder Return on Common Shares of the Company and the S&P/TSX Composite Total Return Index

450.0
400.0
350.0
300.0
250.0
200.0
150.0
100.0
50.0
0.0
Shareholder Return
Platinum Group Metals Ltd.
S&P/TSX Composite Total Return Index

	Feb 18, 2002	Aug 31, 2002	Aug 31, 2003	Aug 31, 2004	Aug 31, 2005
Platinum Group Metals Ltd.	100.0	320.0	216.7	370.0	383.3
S&P/TSX Composite Total Return Index	100.0	87.9	101.0	112.6	144.0

Period

Compensation of Directors

The Company does not compensate its directors in their capacities as such.

Option Grants in Last Fiscal year to Directors Who are Not Named Executive Officers

The following stock options were granted by the Company to directors who were not Named Executive Officers, as a group, during the fiscal year ended August 31, 2005:

Option Grants in Last Financial Year to Directors Who are Not Named Executive Officers
(as a group)

Name	Securities Under Option/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year(1)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Directors who are not Named Executive Officers (3)	425,000	21%	$1.00	$0.96	February 22, 2010

NOTES:

(1)

Percentage of all of stock options granted during the last financial year.

Aggregated Option Exercises in Last Fiscal year and Fiscal Year-End Option Values of Directors Who are Not Named Executive Officers (as a group)

The following table sets forth details of all exercises of stock options during the last financial year ended August 31, 2005, by directors who are not Named Executive Officers of the Company, as a group, and the financial year-end value of unexercised stock options on an aggregated basis:

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized (1) ($)	Unexercised Options at Fiscal Year-End (#)(2) Exercisable/Unexercisable	Value of Unexercised In-the-Money Options at Fiscal Year-End (#)(2)(3) Exercisable/Unexercisable
Directors who are not Named Executive Officers (three)	325,000(4)	$195,000	545,000/Nil	$159,750/Nil

NOTES:

(1)

The aggregate value realized is calculated by taking the closing price of the Company’s common shares on the date of exercise, being November 23, 2004, of $1.15 less the exercise price of $0.55, multiplied by the number of securities acquired.

(2)

As freestanding SARs have not been granted, the number of shares relate solely to the Company’s options.

(3)

Calculated using the closing price of common shares of the Company on the Toronto Stock Exchange on August 31, 2005 (being the last day of the Company’s fiscal year end on which such shares traded) of $1.15 per share, less the exercise price of the stock options granted.

(4)

Includes options exercised by a former director during the financial year ended August 31, 2005.

Other Director Compensation

During the most recently completed fiscal year, Barry Smee, who is not a Named Executive Officer, received $5,707 as compensation for services provided to the Company in his capacities as a geological consultant.

DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

Effective June 30, 2005, National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”) was adopted in each of the provinces and territories of Canada. NI 58-101 requires issuers to disclose the corporate governance practices that they have adopted. The corporate governance practices adopted by the Company are set out in the attached Schedule “A”.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

At any time during the Company’s last completed fiscal year, no director, executive officer or employee, or any former director, executive officer or employee of the Company or any of its subsidiaries is or has been indebted to the Company or any of its subsidiaries or is or has been indebted to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries, other than routine indebtedness.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATIONS PLANS

The Company implemented a stock option plan (the “Current Plan”) on January 14, 2003, which was approved by the Company’s shareholders on February 11, 2003. On February 19, 2004 the shareholders of the Company approved an amendment to the Current Plan increasing the maximum number of shares issuable pursuant to such Current Plan from 2,725,915 common shares to 3,100,000 common shares and on February 22, 2005, the shareholders of the Company approved a further amendment to the Current Plan replenishing 960,000 common shares which have been issued upon the exercise of options previously granted under the Current Plan since September 1, 2003 and increasing the number of common shares available for issuance upon the exercise of options granted under such Current Plan by an additional 690,000 common shares so that 3,790,000 common shares are issuable under the Current Plan.

The Current Plan is administered by the Board of Directors or such committee of the Board as may be designated by the Board (the “committee”). Options may be granted pursuant to the Current Plan to the Company’s directors, senior officers, employees, non-employee directors, management company employees and consultants to purchase common shares on such terms that the Board or committee may determine, subject to the limitations of the plan and the rules of applicable regulatory authorities. The exercise price for options granted under the Current Plan may not be less than the closing price of the Company’s common shares on the TSX on the trading day immediately preceding the day on which the option is granted (provided that if there are no trades on such day then the last closing price within the preceding ten trading days will be used, and if there are no trades within such ten-day period, then the simple average of the bid and ask prices on the trading day immediately preceding the day of grant will be used). Options under the Current Plan are non-assignable and are exercisable for a period of up to ten years from the date the option is granted, subject to earlier termination after certain events such as the optionee’s cessation of service to the Company or death.

The Board of Directors of the Company has approved, subject to the necessary shareholder approval and regulatory acceptance, a further amendment to the Current Plan to increase the maximum number of shares issuable pursuant to the Current Plan from 3,790,000 common shares to 4,500,000 common shares.  See “Particulars of Matters to be Acted Upon – Amendment to Stock Option Plan”.

The following table provides information regarding the Current Plan, being the only compensation plan in effect as of the end of the Company’s most recently completed fiscal year, under which securities of the Company are authorized for issuance to directors, senior officers, employees, non-employee directors, management company employees, and consultants:

EQUITY COMPENSATION PLAN INFORMATION

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options (a)	Weighted-Average Exercise Price of Outstanding Options (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity Compensation Plans Approved By Shareholders	3,403,000(1)	$0.88	302,000(2)
Equity Compensation Plans Not Approved By Shareholders	N/A	N/A	N/A
Total	3,403,000	$0.88	302,000

NOTES:

(1)

This represents 7.5% of the Company’s issued and outstanding share capital

(2)

This represents 0.67% of the Company’s issued and outstanding share capital.

CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES

No proposed director of the Company is, or during the ten years preceding the date of this Information Circular has been, a director or executive officer of any company that, while the person was acting in that capacity:

(a)

was the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(b)

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets.

PERSONAL BANKRUPTCIES

During the ten years preceding the date of this Information Circular, no proposed director of the Company has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set forth in the following sentences, and other than transactions carried out in the ordinary course of business of the Company or any of its subsidiaries, none of the directors or executive officers of the Company, any shareholder beneficially owning shares carrying more than 10% of the voting rights attached to the shares of the Company nor an associate or affiliate of any of the foregoing persons has, since September 1, 2004 (being the commencement of the Company’s last completed financial year), had any material interest, direct or indirect, in any transactions which materially affected or would materially affect the Company or any of its subsidiaries. Pursuant to a consulting services agreement dated April 1, 2005, between the Company and R. Michael Jones, the Chairman, President, CEO and a director of the Company, it was agreed that the Company would pay Mr. Jones a base fee of C$545 per day for management and administrative services for the 12 month period ended April 1, 2006. From September 1, 2004 to March 31, 2005, Mr. Jones was paid a monthly fee of $10,000 for management and administrative services pursuant to a management services agreement dated February 27, 2001.

APPOINTMENT OF AUDITORS

Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the appointment of Deloitte & Touche LLP, as auditors of the Company.  Deloitte & Touche LLP were first appointed auditors of the Company on September 15, 2000.

MANAGEMENT AND CONSULTING CONTRACTS

Other than as set forth under “Interest of Informed Persons in Material Transactions” in this Information Circular, the Company has not entered into any further management contracts.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in this Information Circular, no person who has been a director or executive officer of the Company at any time since the beginning of the last fiscal year, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors or the approval of the amendment to the Company’s Incentive Stock Option Plan.

PARTICULARS OF MATTERS TO BE ACTED UPON

Amendment to Stock Option Plan

At the meeting, shareholders will be asked to approve a resolution authorizing an amendment to the Current Plan. The board of directors has approved an amendment to the Current Plan designed to limit the number of options available for grant under the Current Plan to approximately 10% of the Company’s issued capital (45,398,527 shares as at the Record Date) by replenishing 85,000 common shares which have been issued upon the exercise of options previously granted under the Current Plan since January 11, 2005 to the date of this information circular and increasing the number of common shares available for issuance upon the exercise of options granted under such Current Plan by an additional 710,000 common shares. The board of directors have also approved amendments to the Current Plan to bring it inline with TSX regulations subsequent to the Company’s move from the TSX Venture Exchange to the Toronto Stock Exchange (June 8, 2005). Shareholders will be asked at the Meeting to ratify these amendments in the form of the resolution set forth in Schedule “B” to the Information Circular (the “Amendment”).

Prior to the Amendment, the maximum number of shares available under the Current Plan for issuance was 3,790,000 (which was equal to approximately 10% of the issued and outstanding common shares as at January 11, 2005). As at November 24, 2005, 3,403,000 (7.5%) options remain outstanding and unexercised and 302,000 (0.67%) are available for future grants. Following receipt of Shareholder approval to the Amendment, the Company would have an aggregate of 4,500,000 common shares available for issuance upon the exercise of options previously granted and options available for granting, which will represents 9.91% of the Company’s current issued and outstanding common shares (as at Record Date). No financial assistance is or will be provided to participants in the Current Plan by the Company to facilitate the purchase of common shares under the Current Plan.

The Current Plan is intended to provide the Board of Directors with the ability to issue options to provide the employees, consultants, officers and directors of the Company with long-term equity-based performance incentives which are a key component of the Company’s executive compensation strategy. The Company believes it is important to align the interests of management and employees with shareholder interests and to link performance compensation to enhancement of shareholder value. This is accomplished through the use of stock options whose value over time is dependent on market value.

The Board reserves the right to amend or terminate the Plan at any time if and when it is deemed advisable in the absolute discretion of the Board; provided, however, that no such amendment or termination shall adversely affect any outstanding options granted under the Plan without the consent of the optionees. Any amendment to the Plan shall also be subject to acceptance of such amendment or amended Plan for filing by the TSX and, where required by the TSX, the approval of the shareholders of the Company.

Under the amended Current Plan, the following conditions still remain in full force and effect:

(a)

the number of optioned common shares granted to insiders during any 12 month period may not exceed 10% of the issued shares of the Company;

(b)

the number of optioned common shares reserved for issuance under stock options granted to Insiders may not exceed 10% of the issued shares of the Company;

(c)

the number of optioned common shares granted to any one individual during any 12 month period may not exceed 5% of the issued shares of the Company;

(d)

the number of optioned common shares granted to any one consultant during any 12 month period may not exceed 2% of the issued shares of the Company;

(e)

the number of optioned common shares granted to all persons employed to provide investor relations activities (as a group) may not exceed 2% of the issued shares of the Company during any 12 month period;

(in each case calculated as at the date of grant of the option, including all other shares under option to such person at that time)

(f)

The exercise price for options granted under the Current Plan may not be less than the closing price of the Company’s common shares on the TSX on the trading day immediately preceding the day on which the option is granted (provided that if there are no trades on such day then the last closing price within the preceding ten trading days will be used, and if there are no trades within such ten-day period, then the simple average of the bid and ask prices on the trading day immediately preceding the day of grant will be used);

(g)

options may be exercisable for a period of up to 10 years;

(h)

the options are non-assignable and non-transferable. The options can only be exercised by the optionee as long as the optionee remains an eligible optionee pursuant to the Plan. Options granted to any optionee who is a Director, Employee, Consultant or Management Company Employee must expire within ninety (90) days after the optionee ceases to be in at least one of these categories;

(i)

in the event of death of the optionee, the outstanding options shall remain in full force and effect and exercisable by the heirs or administrators of the deceased optionee in accordance with the terms of the agreement for one (1) year from the date of death or the balance of the option period, which ever is earlier; and

(j)

options granted to consultants engaged to perform investor relations activities must be subject to a vesting requirement, whereby such options will vest over a period of not less than 12 months, with a maximum of 25% vesting in any 3 month period.

A copy of the amended Current Plan may be inspected at the registered office of the Company, Suite 2300, 1055 Dunsmuir Street, Vancouver, British Columbia, CANADA V7X 1J1 during normal business hours and at the Annual General Meeting to be held on January 10, 2006. In addition, a copy of the plan will be mailed, free of charge, to any holder of common shares who requests a copy, in writing, from the Secretary of the Company. Any such requests should be mailed to the Company, at its head office, to the attention of the Secretary.

The text of the resolution is set forth in Schedule “B”. The Amendment is by way of an ordinary resolution which must be passed by a majority of 50% plus 1 of the votes cast by shareholders entitled to vote who are represented in person or by proxy at the Meeting who vote in respect of that resolution.

ANY OTHER MATTERS

Management of the Company knows of no matters to come before the meeting other than those referred to in the Notice of Meeting accompanying this Information Circular. However, if any other matters properly come before the meeting, it is the intention of the persons designated by management as proxyholders in the form of proxy accompanying this Information Circular to vote the same in accordance with their best judgment of such matters.

ADDITIONAL INFORMATION

Additional information regarding the Company and its business activities is available on the SEDAR website located at www.sedar.com under “Company Profiles – Platinum Group Metals Ltd.”  The Company’s financial information is provided in the Company’s audited consolidated financial statements and related management discussion and analysis for its most recently completed fiscal year and may be viewed on the SEDAR website. Shareholders of the Company may request copies of the Company’s consolidated financial statements and related management discussion and analysis by contacting Platinum Group Metals Ltd., at Suite 328 – 550 Burrard Street, Vancouver, British Columbia, CANADA, V6C 2B5, attention R. Michael Jones, President; or by telephone: 604-899-5450.

SCHEDULE  “A”

CORPORATE GOVERNANCE PRACTICES

The following table addresses the disclosure requirements set out in Form 58-101F1 Corporate Governance Disclosure:

Corporate Governance Disclosure Requirement	The Company’s Approach
1. Board of Directors – (a) Disclose identity of directors who are independent.

(a)

The Company’s three independent directors are Messrs. Barry W. Smee, Eric H. Carlson and Iain D. C. McLean. Although Mr. Smee is the Secretary for the Company, he does not perform a policy-making function for the Company and is compensated only as an independent director and not as a member of management or as an officer.

(b) Disclose identity of directors who are not independent and describe the basis for that determination.

(b)

The Company’s two non-independent directors are Messrs. R. Michael Jones and Frank R. Hallam. These two directors are non-independent insofar as they hold senior executive positions with the Company.

(c)

Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors (the board) does to facilitate its exercise of independent judgment in carrying out its responsibilities.

(c) The board is composed of three independent and two non-independent directors.

(d)

If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

(d)

The following directors are presently also directors of other issuers as listed:

•

R. Michael Jones is also a director of Jerico Explorations Inc. and MAG Silver Corp.

•

Frank R. Hallam is also a director of Jerico Explorations Inc. and Sydney Resource Corp.

•

Iain McLean is also a director of Municipal Solutions Group Inc. and Pender Growth Fund (VCC) Inc.

•

Eric Carlson is also a director of MAG Silver Corp. and Sydney Resource Corp.,

(e)

Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

(e)

The independent directors of the board do not hold meetings at which non-independent directors and members of management are not in attendance. The Company holds regular quarterly meetings and other meetings as required, at which the opinion of the independent directors is sought and duly acted upon for all material matters related to the Company.

(f)

Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

(f)

The board does not presently have an independent director as the chair of the board, but plans to appoint a lead director. R. Michael Jones, the Company’s President and CEO, chairs the meetings of the board and actively seeks out the views of independent directors on all board matters.

(g) Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.

 (g)

The Company has held 3 board meetings since the beginning of its most recently completed financial year. The attendance record for its five directors is: R. Michael Jones (3/3), Frank R. Hallam (3/3), Barry W. Smee (2/3), Iain D. C. McLean (3/3) and Eric H. Carlson (2/3).

2. Board Mandate – Disclose the text of the board’s written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.

The board assumes responsibility for stewardship of the Company, including overseeing all of the operation of the business, supervising management and setting milestones for the Company. The board reviews the statements of responsibilities for the Company including, but not limited to, the code of ethics and expectations for business conduct.

The board approves all significant decisions that affect the Company and its subsidiaries and sets specific milestones towards which management directs their efforts.

The strategic planning process is carried out at each board meeting where there are regularly reviewed specific milestones for the Company. The corporate milestones are incorporated into senior management’s bonus scheme where performance bonuses are matched to the corporate objectives and milestones. The board reviews the strategic plan at each meeting, usually at least once quarterly.

The strategic planning process incorporates identifying the main risks to the Company’s objectives and ensuring that mitigation plans are in place to manage and minimize these risks. In addition to the typical currency, commodity, mining exploration and development risks, the board has identified additional risk with respect to timely conversion of exploration rights and the granting of final mining authorizations on the Company’s properties in South Africa. To mitigate these risks the Company is working closely with its BEE partner and Anglo Platinum in South Africa, and is in frequent dialogue with the representatives of the

Corporate Governance Disclosure Requirement

The Company's Approach

Department of Minerals and Energy. This dialogue has been initiated long in advance of the permissions and authorization expiration dates and in advance of the dates required for the Company’s strategic plan. The board is updated regularly as to the status of these discussions.

The board appoints senior management. As the Company has grown it has seen that management has also grown, mitigating risk with respect to succession planning. At this time two executives are in place with sufficient experience to assume the CEO role in the case of the loss of the CEO.

The board approves all of the Company’s major communications, including annual and quarterly reports and press releases. The board also approved the hiring of a communications manager to oversee all of the Company’s communication and ensure a consistent and well-delivered message of the Company’s objectives, achievements and results. The communication policy of the Company is to circulate all press releases to technical staff and all responsible people involved in press release material. This policy ensures that shareholders receive information not only from the senior management point of view but from the viewpoint of the project staff. Shareholder feedback, when significant, is also communicated directly back to the board.

The board and the Audit Committee examine the effectiveness of the Company’s internal control processes and information systems. The board, and the Audit Committee, consults with the auditor with respect to these systems. The Company also initiated a process in 2005 to work towards compliance with the new Sarbanes-Oxley regulations in the United States well in advance of the deadline for corporations of the Company’s size. This process involving the work of a full time senior accounting advisor in consultation with the Company’s auditors is nearing its completion and the results of the interim/internal review will be communicated to the board.

In general, transactions over a CDN$50,000 limit or involving mineral properties requires the board’s approval. Project budgets are brought before the board on a regular basis. The board’s direction with respect to these budgets are communicated back to project staff.

The board as a whole, given its small size, is involved in developing the Company’s approach to corporate governance.

The number of scheduled board meetings varies with circumstances but a minimum of 3 meetings are held annually. In addition, special meetings are called as necessary. The Chairman establishes the agenda at each board meeting and submits a draft to each director for

Corporate Governance Disclosure Requirement	The Company's Approach

 3.                Position Description -

(a)

Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

(b)

Disclose whether or not the board and CEO have developed a written position description for the CEO.  If the board and CEO have not developed such a position description, briefly describe how the board delineates the role of responsibilities of the CEO.

their review and recommendation for items for inclusion on the agenda and each director has the ability to raise subjects that are not on the agenda at any board meeting. Meeting agendas and other materials to be reviewed and/or discussed for action by the board are distributed to directors in time for review prior to each meeting.

Board members have full and free access to senior management and employees of the Company.

______________________________________________

(a)The board does not currently have a separate chair. The chair of the Audit Committee and the Compensation Committee has a clear written mandate from the board to carry out his responsibilities. Please refer to the Company's Annual Information Form with respect to the fiscal year ended August 31, 2005, which is filed on SEDAR (www.sedar.com).

b)

The board has developed a written position description for the CEO.

Orientation and Continuing Education -

 (a)

Briefly describe what measures the board takes to orient new directors regarding

i.

The role of the board, its committees and its directors, and

ii.

The nature and operation of the issuer's business.

(a)

The Company does not have a formal orientation and education program for new directors. However, new directors are provided with relevant materials with respect to the Company as well as being oriented on relevant corporate issues by the CEO.

(b)

Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

(b)

The board currently does not provide continuing education for its directors. By using a board composed of experienced professionals with a wide range of financial, legal, exploration and mining expertise, the Company ensures that the board operates effectively and efficiently

5. Ethical Business Conduct –

(a)

Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:

i.

Disclose how a person or company may obtain a copy of the code;

ii.

Describe how the board monitors compliance with its code, or if the

(a)

The board has adopted a written code of ethics and expectations for business conduct for the directors, officers and employees of the Company. The code is stated in the responsibilities section of the Company’s annual report, a copy of which is filed on SEDAR (www.sedar.com).

The Company’s Audit Committee monitors compliance with the code.

Corporate Governance Disclosure Requirement	The Company's Approach

board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and

iii.

Provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

(b)

Describe any steps the board dates to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

(b)

Directors with an interest in a material transaction are required to declare their interest and abstain from voting on such transactions.

A thorough discussion of the documentation related to material transaction is required for review by the board, particularly independent directors.

(c) Describe any other steps that board takes to encourage and promote a culture of ethical business conduct.	(c) The board seeks directors who have solid track records in spheres ranging from legal and financial to exploration and mining in order to ensure a culture of ethical business conduct.
6. Nomination of Directors -
(a) Describe the process by which the board identifies new candidates for board nomination	(a) All of the Company’s directors are involved in the search for new directors.

(b)

Disclose whether or not the board has a nominating committee composted entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

(b)

The board does not have a nominating committee.
A new director should have direct experience in
the mining business and significant public company experience. The nominee must not have a significant conflicting public company association. Experienced mining directors are currently difficult to source as a result of the high level of activity in the mining sector.

(c) If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.	(c) The board does not have a nominating committee at the present time.
7. Compensation -
(a) Describe the process by which the board determines the compensation for the issuer’s directors and officers.

(a)

The board reviews the adequacy and form of compensation and compares it to other companies of similar size and stage of development. There is no minimum share ownership requirement of directors. Directors’ compensation is in the form of stock options. The Company’s compensation committee reviews the amounts and effectiveness of stock option compensation.

(b) Disclose whether or not the board has a compensation committee composed entirely of independent directors.	(b) The board has a Compensation Committee composed entirely of independent directors.

Corporate Governance Disclosure Requirement	The Company's Approach
(c) If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

(c)  The Compensation Committee’s primary responsibility is to make recommendations for approval by the board of directors with respect to the appointment and remuneration of executive officers of the Company. The Committee also evaluates the performance of the Company’s senior executive officers and reviews the design and competitiveness of the Company’s compensation plans. The Compensation Committee meets annually to review and set the remuneration for the upcoming year.

(d)

If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

(d) The Company has felt no need to retain any compensation consultants or advisors at any time since the beginning of the Company’s most recently completed financial year.
8. Other Board Committees –
If the board has standing committees other than the audit and compensation committees, identify the committees and describe their function.	The Company does not presently have any standing committees other than the Audit Committee and the Compensation Committee.
9. Assessments –

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees and its individual directors are performing effectively.

The Audit Committee, as part of their annual review, assesses the effectiveness of the board and its independence. The Audit Committee assesses the adequacy of the information provided, the regular nature of the communication between the board and management and reviews whether management is following the mandated strategic direction as set out in the board’s direction and management milestones.

The board assesses the CEO’s effectiveness in attaining the Company’s corporate objectives, budgets and milestones.

Management and directors communicate with shareholders on an ongoing basis, and shareholders are regularly consulted on the effectiveness of board members and senior staff.

SCHEDULE “B”
ORDINARY RESOLUTION OF THE SHAREHOLDERS OF
PLATINUM GROUP METALS LTD.

(the “Company”)

RE:

Amendment to the Company’s Stock Option Plan

WHEREAS the Company wishes to replenish the number of common shares available for the grant of options under its Plan, to replace 85,000 common shares which have been issued upon the exercise of previously granted options during the period from January 11, 2005 to November 24, 2005 (Record Date), to increase the number of common shares available for issuance upon the exercise of options by an additional 710,000 common shares and to properly reflect in the Plan the actual number of common shares available for issuance upon the exercise of options granted under the Plan.

NOW THEREFORE BE IT RESOLVED as an ordinary resolution that:

1.

The Company is hereby authorized to amend Section 5.1 (a) of the Company’s Plan to replace 85,000 common shares which have been issued upon the exercise of previously granted options and increase the number of common shares which are available for issuance under the Plan by 710,000 common shares so that an aggregate number of common shares, being equal to 9.91% of the Company’s issued and outstanding common shares as at November 24, 2005, will be available for the issuance of options under the Plan, by deleting Section 5.1 (a) in its entirety and replacing it with the following:

“5.

Number of Shares Reserved under the Plan

5.1

The number of Shares that may be reserved for issuance under the Plan, is limited as follows:

(a)

The maximum aggregate number of Shares which may be reserved for issuance pursuant to the exercise of Options granted under the Plan shall be 4,500,000 Shares
        (including Shares issuable upon the exercise of outstanding stock options as at January 14, 2003, referred to in subsection 4.3 hereof), provided that:

(i)

if any Shares covered by an Option subject to the Plan are forfeited, or if an Option has expired, terminated or been cancelled for any reason whatsoever (other than by reason of exercise), then the maximum number of Shares for which Options may be granted hereunder shall be increased by the number of Shares which were the subject of such forfeited, expired, terminated or cancelled Option;

(ii)

such maximum number of Shares shall be appropriately adjusted in the event of any subdivision or consolidation of the Shares; and”

2.

The Board of Directors of the Company be authorized to make any changes to its Stock Option Plan as may be required by the Toronto Stock Exchange.

3.

Any director or officer of the Company is hereby authorized and directed for and in the name of and on behalf of the Company to execute or cause to be executed, whether under corporate seal of the Company or otherwise, and to deliver or cause to be delivered all such documents, and to do or cause to be done all such acts and things, as in the opinion of such director or officer may be necessary or desirable in connection with the foregoing.